Exhibit 1K-6I

General Fiscal Sponsorship Agreement

Between the Law Center and EBPREC

Sustainable Economies Law Center agrees to collaborate with East Bay Permanent Real Estate Cooperative (EB PREC) to raise and administer funds for EB PREC’s development and operations from January 2021 to the end of 2022. When the Law Center brings in funding for EB PREC, EB PREC and the Law Center will enter into a “Development Agreement” where the Law Center will agree to pay money to EB PREC and EB PREC will agree to carry out certain tasks or deliverables.

As a 501c3, the Law Center can only provide such funding if EB PREC is advancing the Law Center’s charitable and educational purposes. The Law Center believes that wealth inequality and racism can only be confronted if our society re-envisions ownership and stewardship of land and housing, as well as the role of capital and extractive investment practices. As such, it substantially advances the Law Center’s purposes to pilot, learn from, and educate communities about a model that actively spreads wealth and power in property acquisition, financing, and business management. Permanent Real Estate Cooperative (PREC) is a name that the Law Center has given to a model of land ownership designed to achieve this.

A PREC engages everyday people in organizing, financing, acquiring, and stewarding land and housing. Unlike a conventional housing cooperative, which is formed to provide housing to a defined group of residents, a PREC could be described as a “movement cooperative,” because it is designed not only to provide housing, but also to build a large membership base and serve members’ collective goal to transform our neighborhoods and our systems for land ownership. Our vision is for a typical PREC to have hundreds or thousands of members who look around at the land and buildings in their community and think: “We should own this!” Rather than watching the fate of their communities be determined by wealthy speculators, large companies, and absentee landlords, PREC members will build collective power, pools of capital, skills, and organized communities that can take action to shape the future of local land and buildings. The role of the PREC and its staff is to support community members to raise non-extractive capital from their community, purchase properties to permanently remove them from the speculative market, and collectively manage properties to provide stable and sustainable communities. The PREC serves as title holder to properties to ensure property is not recommodified and to aggregate financial, legal, and technical capacity.

In exchange for such funding, EB PREC agrees to:

1.	Pursue racial justice by:
•	Centering people of color in the leadership, culture, and activities of EB PREC.
•	Serving as a model of property ownership that actively combats racialized displacement, particularly by prioritizing real estate projects that allow low-income people and people of color to remain in or return to the East Bay.

2.	Spread power and function democratically by:
•	Cultivating a staff team that functions democratically, equitably, and dynamically, by giving all staff power to shape the work of EB PREC, training staff on anti-oppression, working to prevent the stagnation of power dynamics in the workplace, and compensating people equitably.
•	Actively upskilling staff, volunteers, and members so that EB PREC builds a “leaderful” community.
•	Acquiring and stewarding properties through grassroots and community-led efforts; positioning the work of staff to be primarily focused on training, empowering, facilitating, and supporting groups of community members to organize around, fundraise for, and acquire properties under EBPREC’s umbrella.
3.	Build community wealth by:
•	Sourcing capital from the community and making cooperative ownership available to people of all income-levels.
•	Permanently protecting real estate from the speculative market and making it permanently affordable and accessible to communities.
•	Strictly capping return on capital investments at 10% per year and generally aiming to pay returns closer to the range of 1% to 5%, in acknowledgment of the harmful role that extractive financial relationships have played in creating and growing the racial wealth gap.

Collaborating to Fundraise: Since each grant or donation can have different implications for the Law Center’s accounting, audits, administrative responsibilities, legal liability, funder relationships, or public charity status, EB PREC and Law Center will have a discussion – preferably at least two weeks in advance – before soliciting funding that will go to the Law Center. In general, unrestricted donations are relatively easy for the Law Center to administer, so we don’t need to discuss each one. We should especially have a discussion before soliciting restricted grants – those received on the condition of carrying out specific deliverables that must be reported on. Certain funders – especially government funders, affordable housing funders, and larger foundations – tend to impose more burdensome requirements, like proof of high insurance limits, fund accounting (which our current accounting system does not allow), changes to our governance, or checking uncomfortable boxes (like saying we don’t actively support same-sex marriage or abortion). The Law Center may decline to administer some funds for EB PREC, especially where the funds come with such strings attached. Fortunately, because the nature of our fiscal sponsorship arrangement being that of two entities transacting with each other, EB PREC may choose to have multiple fiscal sponsors, meaning that you could always ask another 501(c)(3) to receive and administer specific grants for you. A 501(c)(3) more actively involved in acquiring and rehabbing real estate, for example, may be a better fit for administering funds raised for specific real estate projects.

With each solicitation of funds, we’ll discuss and choose among at least five different approaches:

1.	The Law Center and EB PREC make the ask together and share funds for a collaborative project.

2.	EB PREC makes the ask and signs any applications on behalf of EB PREC, then makes arrangements for the funder to disburse funds to the Law Center for administration.
3.	The Law Center makes the ask and we pitch it as a project to incubate EB PREC.
4.	EB PREC asks for and receives funds directly. The Law Center’s preference is always for EB PREC to receive funds directly, but we know that many donors and foundations are reluctant to do this. The Law Center can support, however, by offering EB PREC advice on how to communicate with funders about this and how to help foundations do “expenditure responsibility” where applicable.
5.	EB PREC engages a different fiscal sponsor: If some grants are better administered by another fiscal sponsor, the Law Center can offer support and sample documents to the sponsor, in case they need guidance on funding a cooperative.

The Law Center can receive individual donations that we can administer on behalf of EB PREC, but we would especially prefer that EB PREC encourage all individual donors to give directly to EB PREC. This is because only 7% of Americans can even benefit from the charitable deduction, so there is often no benefit to giving to a 501(c)(3). The downside for the Law Center is that we carry the burden of properly accounting for and acknowledging individual donations, which has substantial administrative costs. As such, the Law Center would also prefer not to receive and administer donations any smaller than $1,000.

Covering Law Center costs: To cover our administrative costs, the Law Center will keep anywhere between 0% and 15% of grants and donations raised, and we will discuss fees in advance for each grant or donation. In absence of such discussion, we’ll assume we’ll keep 1% of all funds. In the case of grants with restrictions and more onerous reporting and accounting requirements, the Law Center will likely ask for a larger fee.

Important Note: Because the Law Center also provides EB PREC with legal services, it is important to note that the Law Center cannot advise EB PREC on the pros, cons, or legal implications of this particular Agreement or any subsequent Development Agreements, because the Law Center is also a party to the Agreements. The Law Center encourages EB PREC to seek advice from other lawyers or trusted advisors about these Agreements. By signing this and subsequent Development Agreements, EB PREC acknowledges that it understands this conflict of interest and that the Law Center, in its lawyer capacity, is not advising EB PREC as to the benefits or risks of EB PREC entering into these Agreements.

The above is agreed to on behalf of EBPREC by:

/s/ Shira Shaham

Shira Shaham, Secretary	April 1, 2021

The above is agreed to on behalf of the Law Center by:

/s/ Janelle Orsi

Janelle Orsi, Executive Director	April 2,2021